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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

1.	Name and Address of Reporting Person*	2.	Date of Event Requiring Statement (Month/Day/Year)	3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Wyllie Timothy (Last) (First) (Middle)		12/3/02

	RCN Corporation 105 Carnegie Center (Street)	4.	Issuer Name and Ticker or Trading Symbol	5.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)
			RCN Corporation - RCNC		☐	Director	☐	10% Owner
					☒	Officer (give title below)
		6.	If Amendment, Date of Original (Month/Day/Year)		☐	Other (specify below)
	Princeton, New Jersey 08540 (City) (State) (Zip)				Senior Vice President
				7.	Individual or Joint/Group Filing (Check Applicable Line)
					☒	Form Filed by One Reporting Person
					☐	Form Filed by More than One Reporting Person

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

	Common Stock "1"		10,000		D

	Common Stock		17,415		D

	Common Stock		9,378		I		401(K) Plan

	Common Stock		230		I		By Son

Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)		3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5)

			Date Exer- cisable	Expi- ration Date		Title	Amount or Number of Shares

	Stock Options		"2"	11/7/06		Common Stock	100,000		1.95		D

	Outperform Stock Options		"3"	11/7/11		Common Stock	50,000		1.95		D

	Restricted Stock Units		"4"			Common Stock	127,779		"4"		D

Explanation of Responses:

"1" Restricted Stock award under the RCN Corporation 1997 Equity Incentive Plan. Shares vest on April 25, 2003.

"2" 36,111 options are currently vested. The remaining options vest monthly in equal installments over the next two years beginning on December 24, 2002.

"3" 10,834 outperform options are currently vested. The remaining outperform options vest monthly in equal installments over the next four years beginning December 24, 2002.

"4" These shares were credited to the Reporting Person's account under the Company's Executive Stock Purchase Plan ("ESPP"). Under the ESPP, participants who defer current compensation are credited with share units. The value of a share unit is based on the value of the Company's Common Stock. The Company also credits each participant's matching account under the ESPP with 100% of the number of share units credited based on the participant's elective contributions. Share units credited to the participant's elective contribution account are fully and immediately vested. Share units credited to the participant's matching account generally vest on the third anniversary of the date they are credited.

Timothy Wyllie	6 Dec. 02
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
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